January 11, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Gupta Barros

Re:	American Realty Capital Healthcare Trust II, Inc.
Pre-Effective Amendment No. 1 to Registration Statement on Form S-11
Filed December 6, 2012
File No. 333-184677

Dear Ms. Barros:

On behalf of our client, American Realty Capital Healthcare Trust II, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated December 18, 2012 (the “Comment Letter”), with respect to Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the registration statement on Form S-11 (File No. 333-184677) (the “Registration Statement”) filed by the Company with the Commission on December 6, 2012.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in Amendment No. 1. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Amendment No. 2 was filed by the Company yesterday with the Commission.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response thereto.

General

1.	We note your response to comments 3, 22 and 26 of our letter dated November 7, 2012. We will continue to monitor for your response to these comments.

Please note that support for all quantitative and qualitative business and industry data used in the Registration Statement (the referenced comment 3) was submitted to the Staff supplementally on December 13, 2012. We acknowledge that the Staff will continue to monitor for responses to comments 22 and 26 of the November 7, 2012 comment letter.

2.	We note your response to comments 4 and 5 of our letter dated November 7, 2012, and your reliance on the relief granted in prior no-action letters. We note that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, and Regulation M to your share repurchase program. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted.

We advise the Staff that the Company will file a request for no-action relief from the Commission with respect to the Company’s share repurchase program shortly following effectiveness of the Registration Statement.

Prospectus Summary, page 1

What are the fees and other amounts that you will pay to the advisor …?, page 12

3.	We note that you intend to pay an oversight fee. Please revise to clarify which fee is considered to be the oversight fee.

Please note that the compensation tables in the prospectus have been revised to disclose the oversight fee in a separate row.

4.	Please revise your disclosure to clarify that the advisor will be entitled to distributions based on the Class B units that it receives as part of the “asset management subordinated participation” fee, and that these amounts will be in addition to the incentive fees that it may receive, including, but not limited to, the annual subordinated performance fee and the subordinated participation in net sales proceeds.

Please note that the following text has been added to the prospectus: “Our advisor will be entitled to receive distributions on the vested and unvested Class B units it receives in connection with its asset management subordinated participation at the same rate as distributions received on our common stock; such distributions will be in addition to the incentive fees the advisor and its affiliates may receive from us, including, without limitation, the annual subordinated performance fee and the subordinated participation in net sales proceeds, the subordinated incentive listing distribution or the subordinated distribution upon termination of the advisory agreement, as applicable.”

5.	Please clarify how you will determine the “value of one share of common stock” prior to when you begin calculating NAV.

Please note that the prospectus has been revised to clarify that the “value of one share of common stock” is equal “initially to $22.50 (the primary offering price minus selling commissions and dealer manager fees) and, at such time as we calculate NAV, to per share NAV.”

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6.	Please disclose in a separate column the recipients of the compensation.

Please note that the compensation tables in the prospectus have been revised to add a separate column disclosing the recipients of each category of compensation.

Risk Factors, page 28

Purchases of common stock by our directors …, page 28

7.	We note your response to comment 13 of our letter dated November 7, 2012. Please clarify, in the subcaption of this risk factor, that you may only ultimately attain the minimum offering amount by selling shares to affiliates.

Please note that the referenced risk factor has been revised to clarify that the Company may ultimately only attain the minimum offering amount by selling shares to its affiliates.

Management, page 78

The Advisor, page 88

8.	We note your response to comment 15 of our letter dated November 7, 2012. We reissue our comment. Please disclose, approximately, how much time your named executive officers will devote to your operations each week.

Please note that the prospectus has been revised to disclose approximately how much time the Company’s executive officers and other key personnel will devote to the Company’s operations each week.

Valuation Policies, page 133

9.	We refer to the illustrative calculation on page 136. Please tell us if you have included advisor and broker dealer fees. If you have not, please tell us why.

Please note that the referenced calculation illustrates the way in which the Company will calculate its net asset value (“NAV”) on a hypothetical trading day. Since dealer manager fees and selling commissions are amounts paid in connection with the Company’s fundraising and sale of its stock, and such amounts do not ultimately get invested in the Company’s real estate investments but instead are paid to the dealer manager or selling dealer, as applicable, of the Company’s offering, the illustrative calculation does not take such amounts into consideration in deriving NAV (a valuation based on the Company’s real estate investments). The amounts payable to the Company’s advisor and its affiliates which are taken into account in deriving NAV are included, as applicable, in the line item for “Accrual of Operating and Other Expenses.” Note that the following footnote has been added corresponding to this line item for clarification: “Includes amounts payable to our advisor and its affiliates in respect of, as applicable, acquisition fees and expenses, reimbursement of operating expenses, financing coordination fees, property management and leasing fees, oversight fees, real estate commissions and annual subordinated performance fees.”

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Summary of our Operating Partnership Agreement page 206

Limited Partner Exchange Rights, page 211

10.	We note your disclosure that a limited partner will have the right to exercise its exchange right in less than one year if you determine to permit such exchange. Please tell us if the common shares that you may issue upon redemption of units will be issued in a transaction exempt from registration under the Securities Act.

Please note that the prospectus has been revised to remove the reference to limited partners having the right to exercise their exchange right in less than one year if the Company determines to permit such exchange.

Thank you for your prompt attention to this letter responding to the Comment Letter. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

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